Exhibit 3.2

AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

BARNES & NOBLE, INC.

Section 2 of Article III of the Amended and Restated By-laws of Barnes & Noble, Inc. is hereby amended and restated to read in its entirety as follows:

SECTION 2. Terms and Vacancies. The directors, other than those who may be elected by the holders of any series of the Preferred Stock pursuant to a resolution of the Board adopted pursuant to the Certificate of Incorporation establishing such series, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as determined by the Board, and each such director shall hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of his or her election, with the members of each class to hold office until their successors have been elected and qualified. Notwithstanding the foregoing, effective as of the Annual Meeting to be held in 2018 (the “2018 Annual Meeting”), and at each Annual Meeting thereafter, subject to any such rights granted to holders of such series of Preferred Stock to elect additional directors under specified circumstances, each director elected at and after the 2018 Annual Meeting shall be elected for a term expiring at the next succeeding Annual Meeting and until such director’s successor shall have been elected and qualified; provided, however, that any director who prior to the 2018 Annual Meeting was elected to a term that continues beyond the date of the 2018 Annual Meeting (such term, a “Classified Term”), shall continue to serve as a director for the remainder of his or her elected Classified Term or until his or her death, resignation, disqualification or removal (each such director, including any director appointed to fill a vacancy caused by the death, resignation, disqualification, removal or other cause of such director, a “Continuing Classified Director”; provided that any such director shall cease to be a Continuing Classified Director upon the expiration of the Classified Term to which he or she was most recently elected or appointed). As a result, effective as of the Annual Meeting in 2020, the Board will no longer be classified under Section 141(d) of the General Corporation Law of the State of Delaware and directors shall no longer be divided into classes. Each director elected or appointed to fill a vacancy shall hold office for the unexpired term in respect of which such vacancy occurred. Each director elected or appointed to fill any newly created directorship following the 2018 Annual Meeting shall hold office for a term expiring at the next Annual Meeting. Any director that is not a Continuing Classified Director may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the Voting Stock, voting together as a single class. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.